FORM 15
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
         Under Sections 13 and 15(d) of the Securities Exchange Act of 1934



                      Commission File Number: 33-87441
                JP Morgan Chase Commercial Mortgage Securities Corp.
      .................................................................
               (Exact name of registrant as specified in its charter)


                       c/o State Street Bank and Trust Company
                               Corporate Trust Division
                                  225 Franklin Street
                                   Boston, MA 02110
                                    (617) 664-5330
      ........................................................................
 (Address, including zip code, and telephone number, including area code, or registrants principal executive offices)


   Mortgage Pass-Through Certificates, Series 2001-C1BC1, Class A1, Class A2,
             Class A3, Class B, Class C, Class D, Class E, Class F

 ................................................................................


            (Titles of each classes of securities covered by this form)


                                 None

 ...............................................................................


    (Titles of all other classes of securities for which a duty to file reports under section 13(or 15(d) remains)



Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule g-4(a)(1)(i)    [   ]              Rule 12h-3(b)(1)(ii)   [   ]
        Rule g-4(a)(1)(ii)   [   ]              Rule 12h-3(b)(2)(i)    [   ]
        Rule g-4(a)(2)(i)    [   ]              Rule 12h-3(b)(2)(ii)   [   ]
        Rule 12h-3(b)(1)(i)  [   ]              Rule 15d-6             [X  ]


         Approximate number of holders of record as of the certification or notice date: As of December 31, 2001:

                 Class A1                           22
                 Class A2                           11
                 Class A3                           26
                 Class B                            3
                 Class C                            3
                 Class D                            1
                 Class E                            1 Registered Holder
                 Class F                            1 Registered Holder1

 ...............................................................................
         Pursuant to the requirements of the Securities Exchange Act of 1934
             (JP Morgan Chase Commercial Mortgage Securities Corp.)
         has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                          DATE: January 30, 2002
             JP Morgan Chase Commercial Mortgage Securities Corp.
                  By:  State Street Bank and Trust Company,
                        as Trustee and not individually



 By: /s/ Daniel M. Scully, Jr.


 Daniel M. Scully Jr
 Assistant Secretary



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities
Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.
It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.
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1 Total number of beneficial holders on DTC position list is under 300.